UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On July 15, 2025, Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that, as a result of the Company’s previously disclosed noncompliance with Nasdaq Listing Rules 5250(c)(1) and 5550(a)(2), the Nasdaq Hearings Panel (the “Panel”) has determined to delist the Company’s ordinary shares from The Nasdaq Stock Market and will suspend trading of the Company’s ordinary shares at the open of trading on July 17, 2025.

The Letter further indicates that the Company may request that the Nasdaq Listing and Hearing Review Council (the “Council”) review the Panel’s decision but that the Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the Letter. If the Council determines to review the Panel’s decision, it may affirm, modify, reverse, dismiss, or remand the decision to the Panel. The Company will be immediately notified in the event the Council determines that this matter will be called for review.

The Company does not intend to submit a request to the Council to review the Panel’s decision. In making the determination, the Company considered many factors including, among other things, allowing for a seamless transition for its market for trading, the requisite expenditure of resources, including time and expense, of addressing the Nasdaq compliance issues, the potential for adverse consequences to shareholder value that could result from actions taken to regain compliance, and the potential to relist its ordinary shares on Nasdaq in the future. As an interim measure to resume trading, the Company has begun the process to move its ordinary shares to the over-the-counter markets.

The Company’s board of directors continues to monitor the reverse share split of the Company’s ordinary shares previously approved at the shareholders meeting held on July 1, 2025, to determine whether it is in the best interest of the Company to implement such reverse share split.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. Crown expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Crown’s expectations or any change in events, conditions or circumstances on which any statement is based. For more detailed information, please refer to our press releases and filings with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROWN LNG HOLDINGS LIMITED

Date: July 16, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory